

October 28, 2013

Via E-mail
Mr. Tim T. Esaki
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
200 Village Road
Lahaina, Maui, HI 96761

> **Re: Maui Land & Pineapple Company, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-06510**

Dear Mr. Esaki:

We have read your supplemental response letter dated October 11, 2013, and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Deferred Development Costs, page 28

1.   We note your response to comment 3 of our letter dated October 3, 2013. Please clarify whether the deferred development costs relate solely to land underlying the Kapalua Resort or if they relate to other development projects such as amenities, retail space or residential units at the resort. If the costs relate to any real estate projects other than the land you own, please provide us with a detailed analysis that clarifies how you determined impairment indicators were not present as of December 31, 2012, addressing each example of event or change in circumstances under paragraph 21 of ASC 360-10-35 or any other qualitative or quantitative factor that may indicate that the carrying amount of development costs may not be recoverable. In addition, please provide further details on the entitlement activities that you continue to work on related to the development projects which were referenced in your prior response. Please also provide anticipated completion dates and the projected costs to complete the development projects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant